Exhibit 99.1

Constellium Reports Fourth Quarter and Full Year 2023 Results; Announces $300 Million Share Repurchase Program

Paris, February 21, 2024 – Constellium SE (NYSE: CSTM) (“Constellium” or the “Company”) today reported results for the fourth quarter and full year ended December 31, 2023.

Fourth quarter 2023 highlights:

•	Shipments of 336 thousand metric tons, down 9% compared to Q4 2022

•	Revenue of €1.6 billion, down 13% compared to Q4 2022

•	Value-Added Revenue (VAR) of €681 million, down 2% compared to Q4 2022

•	Net income of €11 million compared to net income of €30 million in Q4 2022

•	Adjusted EBITDA of €171 million, up 15% compared to Q4 2022

•	Cash from Operations of €185 million and Free Cash Flow of €58 million

Full year 2023 highlights:

•	Shipments of 1.5 million metric tons, down 6% compared to 2022

•	Revenue of €7.2 billion, down 11% compared to 2022

•	VAR of €2.9 billion, up 7% compared to 2022

•	Net income of €129 million compared to net income of €308 million in 2022

•	Adjusted EBITDA of €713 million, up 6% compared to 2022

•	Cash from Operations of €506 million and Free Cash Flow of €170 million

•	Adjusted Return on Invested Capital (Adjusted ROIC) of 11.3%, up 30 bps compared to 2022

•	Net debt / LTM Adjusted EBITDA of 2.3x at December 31, 2023

Other highlights:

•	The Company today announces a three-year share repurchase program of up to $300 million expiring in December 2026

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered strong results in 2023, and I want to thank each of our 12,000 employees for their commitment and relentless focus on safety and serving our customers. 2023 was another year full of challenges including significant inflationary pressures and demand headwinds in several end markets. Despite these challenges, we achieved record Adjusted EBITDA of €713 million, including record results in our A&T segment. We also generated strong Free Cash Flow of €170 million and reduced our leverage to 2.3x.”

Mr. Germain continued, “Looking ahead to 2024, we expect aerospace demand to remain strong as the post-pandemic recovery continues. In packaging, canstock demand has stabilized in recent quarters and we are expecting modest growth versus last year. In automotive, despite some demand deceleration in the second half of 2023, we expect demand to remain healthy this year. We continue to experience weakness in most industrial markets to start the year. We are expecting inflationary pressures to continue in 2024, though at a lower rate than the last two years. We are confident in our ability to continue to offset a substantial portion of the impact with an improved top line and our relentless focus on cost control.”

Mr. Germain concluded, “While uncertainties persist on the macroeconomic and geopolitical fronts, we like our end market positioning and we are optimistic about our prospects for this year and beyond. Some of our end markets have continued to experience softness to start the year and the extreme cold weather and snow in January also impacted operations at Muscle Shoals, which we expect will lead to a weaker first quarter in 2024. Despite these challenges, based on our current outlook, we expect to achieve Adjusted EBITDA, which excludes the non-cash impact of metal price lag, of €740 million to €770 million and Free Cash Flow in excess of €130 million in 2024. We remain confident in our ability to deliver on our long-term target of Adjusted EBITDA, which excludes the non-cash impact of metal price lag, of over €800 million in 2025. As we are now within our target leverage range, I am also pleased to announce that our Board has authorized a three-year share repurchase program of up to $300 million expiring in December 2026. Our focus remains on executing our strategy and increasing shareholder value.”

Group Summary

	Q4 2023	Q4 2022	Var.	FY 2023	FY 2022	Var.
Shipments (k metric tons)	336	368	(9)%	1,492	1,580	(6)%
Revenue (€ millions)	1,613	1,844	(13)%	7,239	8,120	(11)%
VAR (€ millions)	681	696	(2)%	2,924	2,725	7%
Net income (€ millions)	11	30	n.m.	129	308	n.m.
Adjusted EBITDA (€ millions)	171	148	15%	713	673	6%
Adjusted EBITDA per metric ton (€)	509	403	26%	478	426	12%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the fourth quarter of 2023, shipments of 336 thousand metric tons decreased 9% compared to the fourth quarter of 2022 due to lower shipments in each of our segments. Revenue of €1.6 billion decreased 13% compared to the fourth quarter of the prior year primarily due to lower shipments and lower metal prices, partially offset by improved price and mix. VAR of €681 million decreased 2% compared to the fourth quarter of the prior year primarily due to lower shipments, unfavorable metal impacts, the sale of Constellium Extrusions Deutschland GmbH (“CED”) in September 2023 and unfavorable foreign exchange translation, partially offset by improved price and mix. Net income of €11 million decreased by €19 million compared to net income of €30 million in the fourth quarter of 2022. Adjusted EBITDA of €171 million increased 15% compared to the fourth quarter of last year due to stronger results in our A&T and P&ARP segments, partially offset by weaker results in our AS&I segment.

For the full year of 2023, shipments of 1.5 million metric tons decreased 6% compared to the full year of 2022 primarily due to lower shipments in the P&ARP and AS&I segments. Revenue of €7.2 billion decreased 11% compared to the full year of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix. VAR of €2.9 billion increased 7% compared to the full year of 2022 primarily due to improved price and mix, partially offset by lower shipments, unfavorable metal impacts and unfavorable foreign exchange translation. Net income of €129 million decreased €179 million compared to net income of €308 million in the full year of 2022. Adjusted EBITDA of €713 million increased 6% compared to the full year of 2022 due to stronger results in our A&T segment, partially offset by weaker results in our P&ARP and AS&I segments.

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q4 2023	Q4 2022	Var.	FY 2023	FY 2022	Var.
Shipments (k metric tons)	238	254	(6)%	1,030	1,089	(5)%
Revenue (€ millions)	865	1,008	(14)%	3,898	4,664	(16)%
Adjusted EBITDA (€ millions)	82	71	16%	283	326	(13)%
Adjusted EBITDA per metric ton (€)	345	278	24%	274	299	(8)%

For the fourth quarter of 2023, Adjusted EBITDA of €82 million increased 16% compared to the fourth quarter of 2022 primarily due to improved price and mix and improved overall costs, partially offset by lower shipments. Higher operating costs were more than offset by favorable metal costs, favorable inflation and energy-related government grants. Shipments of 238 thousand metric tons decreased 6% compared to the fourth quarter of the prior year due to lower shipments of packaging and specialty rolled products, partially offset by higher shipments of automotive rolled products. Revenue of €865 million decreased 14% compared to the fourth quarter of 2022 primarily due to lower shipments and lower metal prices.

For the full year of 2023, Adjusted EBITDA of €283 million decreased 13% compared to the full year of 2022 as a result of lower shipments and higher operating costs mainly due to inflation, operating challenges at our Muscle Shoals facility and unfavorable metal costs, partially offset by improved price and mix. Shipments of 1.0 million metric tons decreased 5% compared to the full year of 2022 due to lower shipments of packaging and specialty rolled products, partially offset by higher shipments of automotive rolled products. Revenue of €3.9 billion decreased 16% compared to the full year of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

Aerospace & Transportation (A&T)

	Q4 2023	Q4 2022	Var.	FY 2023	FY 2022	Var.
Shipments (k metric tons)	48	53	(9)%	219	223	(2)%
Revenue (€ millions)	408	422	(3)%	1,728	1,700	2%
Adjusted EBITDA (€ millions)	76	56	36%	324	217	50%
Adjusted EBITDA per metric ton (€)	1,583	1,079	47%	1,475	976	51%

For the fourth quarter of 2023, Adjusted EBITDA of €76 million increased 36% compared to the fourth quarter of 2022 primarily due to improved price and mix, partially offset by lower shipments and higher operating costs. Shipments of 48 thousand metric tons decreased 9% compared to the fourth quarter of 2022 on higher shipments of aerospace rolled products, more than offset by lower shipments of transportation, industry and defense (TID) rolled products. Revenue of €408 million decreased 3% compared to the fourth quarter of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

For the full year of 2023, Adjusted EBITDA of €324 million increased 50% compared to the full year of 2022 primarily due to improved price and mix, partially offset by higher operating costs mainly due to inflation and increased activity levels. Shipments of 219 thousand metric tons decreased 2% compared to the full year of 2022 on higher shipments of aerospace rolled products, more than offset by lower shipments of TID rolled products. Revenue of €1.7 billion increased 2% compared to the full year of 2022 primarily due to improved price and mix, partially offset by lower metal prices.

Automotive Structures & Industry (AS&I)

	Q4 2023	Q4 2022	Var.	FY 2023	FY 2022	Var.
Shipments (k metric tons)	50	61	(17)%	243	268	(9)%
Revenue (€ millions)	334	428	(22)%	1,630	1,861	(12)%
Adjusted EBITDA (€ millions)	25	31	(22)%	133	149	(11)%
Adjusted EBITDA per metric ton (€)	500	514	(3)%	545	557	(2)%

For the fourth quarter of 2023, Adjusted EBITDA of €25 million decreased 22% compared to the fourth quarter of 2022 primarily due to lower shipments and higher costs, partially offset by improved price and mix. Shipments of 50 thousand metric tons decreased 17% compared to the fourth quarter of 2022 on stable shipments of automotive extruded products and lower shipments of other extruded products including the impact from the sale of CED in September 2023. Revenue of €334 million decreased 22% compared to the fourth quarter of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

For the full year of 2023, Adjusted EBITDA of €133 million decreased 11% compared to the full year of 2022 primarily due to lower shipments and higher operating costs mainly due to inflation, partially offset by improved price and mix. Shipments of 243 thousand metric tons decreased 9% compared to the full year of 2022 due to lower shipments of other extruded products including the impact from the sale of CED in September 2023, partially offset by higher shipments of automotive extruded products. Revenue of €1.6 billion decreased 12% compared to the full year of 2022 primarily due to lower shipments and lower metal prices, partially offset by improved price and mix.

Net Income

For the fourth quarter of 2023, net income of €11 million compares to net income of €30 million in the fourth quarter of the prior year. The decrease in net income is primarily related to gains on OPEB and pension plan amendments recorded in 2022 and higher tax expense, partially offset by higher gross profit.

For the full year of 2023, net income of €129 million compares to net income of €308 million in the prior year. The decrease in net income is primarily related to the recognition in the prior year of previously unrecognized deferred tax assets of €154 million, gains on OPEB and pension plan amendments recorded in 2022, higher selling and administrative expenses and higher tax expense, partially offset by higher gross profit and a gain related to the sale of CED in September 2023.

Cash Flow

Free Cash Flow was €170 million in the full year of 2023 compared to €182 million in the prior year, reflecting a €55 million increase in cash flows from operating activities which was more than offset by increased capital expenditures as we continue to invest in maintaining and growing our manufacturing asset base including our recycling and casting investment in Neuf Brisach, France.

Cash flows from operating activities were €506 million for the full year of 2023 compared to cash flows from operating activities of €451 million in the prior year.

Cash flows used in investing activities were €288 million for the full year of 2023 compared to cash flows used in investing activities of €270 million in the prior year. In 2023, cash flows used in investing activities included €47 million of net proceeds from the sale of CED in September 2023.

Cash flows used in financing activities were €182 million for the full year of 2023 compared to cash flows used in financing activities of €163 million in the prior year. In 2023, Constellium used cash on the balance sheet to reduce short-term borrowings and to redeem $50 million of the $300 million outstanding aggregate principal amount of its 5.875% Senior Notes due 2026. In 2022, Constellium drew on the Pan-U.S. ABL due 2026 and used the proceeds and cash on the balance sheet to repay the €180 million PGE French Facility due 2022 and the CHF 15 million Swiss Facility due 2025.

Liquidity and Net Debt

Liquidity at December 31, 2023 was €737 million, comprised of €202 million of cash and cash equivalents and €535 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,664 million at December 31, 2023 compared to €1,891 million at December 31, 2022.

Outlook

Based on our current outlook, we expect Adjusted EBITDA, which excludes the non-cash impact of metal price lag, to be in the range of €740 million to €770 million and Free Cash Flow in excess of €130 million in 2024.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal price lag, impairment or restructuring charges, or taxes, without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, future net income.

Recent Developments

Share Repurchase Program

Constellium today announces that the Board of Directors has authorized a three-year share repurchase program of up to $300 million of the Company’s outstanding shares of common stock, expiring on December 31, 2026.

Under this program, the Company may purchase shares from time to time for cash in open market transactions or in privately-negotiated transactions, in accordance with applicable state and federal securities laws and in compliance with applicable provisions of French corporate law, and it may make all or part of the purchases pursuant to Rule 10b5-1 plans. The timing and the amount of repurchases, if any, will be determined based on the Company’s evaluation of market conditions, capital allocation alternatives and other factors. The share repurchase program does not require the Company to acquire any dollar amount or number of shares of CSTM common stock and may be modified, suspended, extended or terminated by the Company’s Board of Directors at any time without prior notice.

The Company intends to use a portion of the repurchased shares under this new program to satisfy employee equity obligations in lieu of issuing new shares, which would limit future dilution for its shareholders.

Changes to the Presentation of Certain Non-GAAP Financial Measures

Constellium today announces future changes to the presentation of certain Non-GAAP financial measures. Such announcement is being made to provide investors and other stakeholders with an opportunity to become familiar with the expected impact of these changes to the Company’s presentation of financial results in advance of the Company’s earnings release for the first quarter 2024, where the changes will be implemented. These changes are based on discussions with the staff of the Securities and Exchange Commission (SEC) during a comment letter review process which began in late 2023.

Following the SEC review process, the Company has determined that it will no longer report VAR, a Non-GAAP financial measure.

Based on discussions with the SEC, the Company has also decided to revise its definition of Adjusted EBITDA, a Non-GAAP financial measure, to no longer exclude the non-cash impact of metal price lag from its Adjusted EBITDA. Constellium will continue to exclude the non-cash impact of metal price lag from its Segment Adjusted EBITDA, which it uses for evaluating the performance of its operating segments. As a reminder, consolidated Adjusted EBITDA following the revision of its definition, less the non-cash impact of metal price lag, is equal to consolidated Adjusted EBITDA prior to the revision of its definition. Constellium will continue to provide its investors and other stakeholders with the necessary information to explain the non-cash impact of metal price lag on its reported results. The Company will continue to provide Adjusted EBITDA guidance excluding the non-cash impact of metal price lag, and leverage will continue to be calculated as Net debt divided by Adjusted EBITDA, excluding metal price lag. For comparability, please refer to the table below to see a reconciliation of prior periods’ Adjusted EBITDA under the old definition to the new definition, including the metal price lag adjustment in each period.

	For the years ended December 31,
(in millions of Euros)	2023	2022	2021	2020	2019
Net income	129	308	262	(17)	64

Income tax expense / (benefit)	67	(105)	55	(17)	18

Income before tax	196	203	317	(34)	82

Finance costs - net	141	131	167	159	175
Share of income of joint-ventures	—	—	—	—	(2)

Income from operations	337	334	484	125	255

Depreciation and amortization	294	287	267	259	256
Impairment of assets	—	—	—	43	—
Restructuring costs	—	1	3	13	4
Unrealized (gains) / losses on derivatives	3	46	(35)	(16)	(33)
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	2	1	(1)	(1)	—
Losses / (gains) on pension plan amendments	—	(47)	32	2	(1)
Share based compensation costs	20	18	15	15	16
Start-up and development costs	—	—	—	5	11
(Gains) / losses on disposal	(29)	4	3	4	3
Bowling Green one-time cost related to the acquisition	—	—	—	—	5
Other	—	—	—	8	—
Metal price lag	86	29	(187)	8	46

Adjusted EBITDA (current)	713	673	581	465	562

less: Metal price lag	(86)	(29)	187	(8)	(46)

Adjusted EBITDA (future)	627	644	768	457	516

	For the three months ended
(in millions of Euros)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Net income	11	64	32	22

Income tax expense / (benefit)	32	18	12	5

Income before tax	43	82	44	27

Finance costs - net	35	36	35	35

Income from operations	78	118	79	62

Depreciation and amortization	73	77	72	72
Unrealized (gains) / losses on derivatives	(2)	(23)	20	8
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	2	—	1	(1)
Share based compensation costs	5	5	7	3
Losses / (gains) on disposal	1	(36)	—	6
Metal price lag	14	27	30	16

Adjusted EBITDA (current)	171	168	209	166

less: Metal price lag	(14)	(27)	(30)	(16)

Adjusted EBITDA (future)	157	141	179	150

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; the Russian war on Ukraine and other geopolitical tensions; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value-added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €7.2 billion of revenue in 2023.

Constellium’s earnings materials for the fourth quarter and full year ended December 31, 2023 are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2023	2022	2023	2022
Revenue	1,613	1,844	7,239	8,120
Cost of sales	(1,435)	(1,737)	(6,529)	(7,448)

Gross profit	178	107	710	672

Selling and administrative expenses	(81)	(76)	(302)	(282)
Research and development expenses	(15)	(16)	(52)	(48)
Other gains and losses - net	(4)	45	(19)	(8)

Income from operations	78	60	337	334

Finance costs - net	(35)	(33)	(141)	(131)

Income before tax	43	27	196	203

Income tax (expense) / benefit	(32)	3	(67)	105

Net income	11	30	129	308

Net income attributable to:
Equity holders of Constellium	10	28	125	301
Non-controlling interests	1	2	4	7

Net income	11	30	129	308

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.07	0.20	0.85	2.10
Diluted	0.07	0.20	0.84	2.06
Weighted average number of shares, (in thousands)
Basic	146,820	144,302	146,130	143,626
Diluted	149,236	146,606	149,236	146,606

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2023	2022	2023	2022
Net income	11	30	129	308

Other comprehensive (loss) / income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(46)	(24)	(16)	157
Income tax on remeasurement on post-employment benefit obligations	10	4	2	(35)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	9	19	7	(8)
Income tax on cash flow hedges	(2)	(5)	(1)	2
Currency translation differences	(33)	(68)	(26)	21

Other comprehensive (loss) / income	(62)	(74)	(34)	137

Total comprehensive (loss) / income	(51)	(44)	95	445

Attributable to:
Equity holders of Constellium	(51)	(44)	92	439
Non-controlling interests	—	—	3	6

Total comprehensive (loss) / income	(51)	(44)	95	445

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At December 31, 2023	At December 31, 2022
Assets
Current assets
Cash and cash equivalents	202	166
Trade receivables and other	490	539
Inventories	1,098	1,320
Other financial assets	30	31

	1,820	2,056

Non-current assets
Property, plant and equipment	2,047	2,017
Goodwill	462	478
Intangible assets	47	54
Deferred tax assets	252	271
Trade receivables and other	31	43
Other financial assets	2	8

	2,841	2,871

Assets of disposal group classified as held for sale	—	14

Total Assets	4,661	4,941

Liabilities
Current liabilities
Trade payables and other	1,263	1,467
Borrowings	54	148
Other financial liabilities	34	41
Income tax payable	19	16
Provisions	18	21

	1,388	1,693

Non-current liabilities
Trade payables and other	59	43
Borrowings	1,814	1,908
Other financial liabilities	8	14
Pension and other post-employment benefit obligations	411	403
Provisions	89	90
Deferred tax liabilities	28	28

	2,409	2,486

Liabilities of disposal group classified as held for sale	—	10

Total Liabilities	3,797	4,189

Equity
Share capital	3	3
Share premium	420	420
Retained earnings and other reserves	420	308

Equity attributable to equity holders of Constellium	843	731
Non-controlling interests	21	21

Total Equity	864	752

Total Equity and Liabilities	4,661	4,941

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
At January 1, 2023	3	420	28	(10)	41	101	148	731	21	752
Net income	—	—	—	—	—	—	125	125	4	129
Other comprehensive (loss) / income	—	—	(14)	6	(25)	—	—	(33)	(1)	(34)

Total comprehensive (loss) / income	—	—	(14)	6	(25)	—	125	92	3	95

Share-based compensation	—	—	—	—	—	20	—	20	—	20
Other	—	—	(1)	—	—	—	1	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(3)	(3)

At December 31, 2023	3	420	13	(4)	16	121	274	843	21	864

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (deficit) / earnings	Total	Non- controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	301	301	7	308
Other comprehensive income / (loss)	—	—	122	(6)	22	—	—	138	(1)	137

Total comprehensive income / (loss)	—	—	122	(6)	22	—	301	439	6	445

Share-based compensation	—	—	—	—	—	18	—	18	—	18
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2022	3	420	28	(10)	41	101	148	731	21	752

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2023	2022	2023	2022
Net income	11	30	129	308
Adjustments
Depreciation and amortization	73	78	294	287
Pension and other post-employment benefits service costs	7	(40)	23	(22)
Finance costs - net	35	33	141	131
Income tax expense / (benefit)	32	(3)	67	(105)
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net	—	(20)	5	47
Losses / (gains) on disposal	1	2	(29)	4
Other - net	5	5	20	17
Change in working capital
Inventories	19	(3)	194	(241)
Trade receivables	146	247	55	155
Trade payables	(67)	(165)	(190)	41
Other	(25)	10	(5)	13
Change in provisions	(2)	(3)	(5)	(10)
Pension and other post-employment benefits paid	(9)	(11)	(39)	(44)
Interest paid	(27)	(28)	(123)	(113)
Income tax paid	(14)	(4)	(31)	(17)

Net cash flows from operating activities	185	128	506	451

Purchases of property, plant and equipment	(127)	(109)	(337)	(273)
Property, plant and equipment grants received	—	3	1	4
Proceeds from disposals, net of cash	—	—	48	—
Other investing activities	—	(1)	—	(1)

Net cash flows used in investing activities	(127)	(107)	(288)	(270)

Repayments of long-term borrowings	(2)	(4)	(53)	(192)
Net change in revolving credit facilities and short-term borrowings	—	5	(83)	72
Lease repayments	(8)	(10)	(37)	(37)
Payment of financing costs and redemption fees	—	—	—	(1)
Transactions with non-controlling interests	—	—	(3)	(2)
Other financing activities	(5)	(13)	(6)	(3)

Net cash flows used in financing activities	(15)	(22)	(182)	(163)

Net increase / (decrease) in cash and cash equivalent	43	(1)	36	18
Cash and cash equivalents - beginning of period	159	171	166	147
Transfer of cash and cash equivalents from / (to) assets classified as held for sale	—	(1)	1	(1)
Effect of exchange rate changes on cash and cash equivalents	—	(3)	(1)	2

Cash and cash equivalents - end of year	202	166	202	166

SEGMENT ADJUSTED EBITDA

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2023	2022	2023	2022
P&ARP	82	71	283	326
A&T	76	56	324	217
AS&I	25	31	133	149
Holdings and Corporate	(12)	(10)	(27)	(19)

Total	171	148	713	673

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended December 31,		Year ended December 31,
(in k metric tons)	2023	2022	2023	2022
Packaging rolled products	172	186	736	809
Automotive rolled products	62	61	271	245
Specialty and other thin-rolled products	4	7	23	35
Aerospace rolled products	22	21	96	76
Transportation, industry, defense and other rolled products	26	32	123	147
Automotive extruded products	28	28	121	117
Other extruded products	22	33	122	151

Total shipments	336	368	1,492	1,580

(in millions of Euros)
Packaging rolled products	582	697	2,596	3,326
Automotive rolled products	254	275	1,156	1,154
Specialty and other thin-rolled products	29	35	146	183
Aerospace rolled products	264	218	1,022	728
Transportation, industry, defense and other rolled products	144	204	706	972
Automotive extruded products	211	228	934	949
Other extruded products	123	200	696	912
Other and inter-segment eliminations	6	(13)	(17)	(104)

Total revenue	1,613	1,844	7,239	8,120

NON-GAAP MEASURES

Reconciliation of Revenue to VAR (a non-GAAP measure)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2023	2022	2023	2022
Revenue	1,613	1,844	7,239	8,120
Hedged cost of alloyed metal	(939)	(1,212)	(4,374)	(5,403)
Revenue from incidental activities	(7)	(5)	(27)	(21)
Metal price lag	14	69	86	29

VAR	681	696	2,924	2,725

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2023	2022	2023	2022
Net income	11	30	129	308
Income tax expense / (benefit)	32	(3)	67	(105)

Income before tax	43	27	196	203
Finance costs - net	35	33	141	131

Income from operations	78	60	337	334
Depreciation and amortization	73	78	294	287
Restructuring costs	—	1	—	1
Unrealized (gains) / losses on derivatives	(2)	(19)	3	46
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	2	(1)	2	1
Losses / (gains) on pension plan amendments (A)	—	(47)	—	(47)
Share based compensation costs	5	5	20	18
(Gains) / losses on disposal	1	2	(29)	4
Metal price lag (B)	14	69	86	29

Adjusted EBITDA	171	148	713	673

(A)

In the year ended December 31, 2022 the Group recognized a net gain of €47 million from past service cost as a result from a new 3-year collective bargaining agreement between Constellium Rolled Products Ravenswood and the United Steelworkers Local Union 5668 entered in October 2022. The agreement resulted in changes in OPEB and pension benefits that were accounted for as a plan amendment in the year ended December 31, 2022.

(B)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on a standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2023	2022	2023	2022
Net cash flows from operating activities	185	128	506	451
Purchases of property, plant and equipment, net of grants received	(127)	(106)	(336)	(269)

Free Cash Flow	58	22	170	182

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At December 31, 2023	At December 31, 2022
Borrowings	1,868	2,056
Fair value of net debt derivatives, net of margin calls	(2)	1
Cash and cash equivalents	(202)	(166)

Net debt	1,664	1,891

Reconciliation of Net income to Adjusted NOPAT and Adjusted ROIC (non-GAAP measures)

	Year ended December 31,
(in millions of Euros)	2023	2022
Net income	129	308
Income tax expense / (benefit)	67	(105)
Income before tax	196	203
Finance costs - net	141	131
Income from operations	337	334
Unrealized losses on derivatives	3	46
Unrealized exchange losses from the remeasurement of monetary assets and liabilities - net	2	1
Losses / (gains) on pension plan amendments	—	(47)
Share based compensation costs	20	18
Metal price lag	86	29
(Gains) / losses on disposals	(29)	4
Tax impact(1)	(103)	(92)

Adjusted NOPAT (A)	316	293

(in millions of Euros)	At December 31, 2022	At December 31, 2021
Intangible assets	54	58
PP&E, net	2,017	1,948
Trade receivables and other - current	539	683
Derecognized trade receivables(2)	368	345
Inventories	1,320	1,050
Trade payables and other - current	(1,467)	(1,377)
Provisions current portion	(21)	(20)
Income tax payable	(16)	(34)

Total Invested Capital (B)	2,794	2,653

	2023	2022
Adjusted NOPAT for fiscal year (A)	316	293
Total invested capital as of December 31 of prior year (B)	2,794	2,653

Adjusted ROIC (A)/(B)	11.3%	11.0%

(1)	Tax impact on net operating profit computed using the Group’s average statutory tax rate
(2)	Trade receivables derecognized under our factoring agreements

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow, Adjusted NOPAT, Invested Capital, Adjusted ROIC and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

Value-Added Revenue (“VAR”) is defined as revenue, excluding revenue from incidental activities, minus cost of metal which includes, cost of aluminium adjusted for metal price lag, cost of other alloying metals, freight out costs, and realized gains and losses from hedging. Management believes that VAR is a useful measure of our activity as it eliminates the impact of metal costs from our revenue and reflects the value-added elements of our activity. VAR eliminates the impact of metal price fluctuations which are not under our control and which we generally pass through to our customers and facilitates comparisons from period to period. VAR is not a presentation made in accordance with IFRS and should not be considered as an alternative to revenue determined in accordance with IFRS.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, net of grants received. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Adjusted Return on Invested Capital (“Adjusted ROIC”) is defined as Adjusted Net Operating Profit after Tax (“Adjusted NOPAT”), a non-GAAP measure, divided by Invested Capital, a non-GAAP measure. The calculation of Adjusted ROIC together with a reconciliation of Adjusted NOPAT to Net Income, the most comparable IFRS measure, are presented in the schedules to this press release. Management believes Adjusted ROIC is useful in assessing the effectiveness of our capital allocation over time. Adjusted ROIC is not calculated based on measures prepared in accordance with IFRS and should not be considered as an alternative to similar metrics calculated based on measures prepared in accordance with IFRS.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.